September 30, 2015

«NAME»
«ADDRESS»
«CITY», «STATE»«ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest in the Partnership (the “Limited Partners”):

As you certainly noticed upon opening this correspondence, enclosed herewith is a check to you from the Partnership.  More information regarding the check is discussed below.  First, however, some background as to how we have made it to this point.

The original general partner of Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”) was Walker Guardian LLC (“Guardian”).  As is customary in these tax credit syndications, Guardian was responsible for developing and operating the apartment communities while the Partnership provided the equity financing and held certain partnership rights to protect the investment.

After completion of the rehabilitation of Grove Village and Pleasant Village, Guardian submitted the required cost certification to the Texas Department of Housing and Community Affairs (“TDHCA”).  Though it was not part of the original scope of work TDHCA informed Guardian that IRS Tax Credit Form 8609 (“Form 8609”) would not be issued until additional ADA work was completed.  After some dialogue between Guardian and TDHCA the ADA work was completed and in 2010 TDHCA issued its tax credit regulatory agreement but not Form 8609 based on TDHCA’s demand that certain file matters be corrected and some deferred maintenance items be corrected.

Subsequent thereto, HUD conducted a Management and Occupancy Review of Grove Village and Pleasant Village and issued a passing score in August 2011.  In November 2012 HUD conducted a REAC Inspection of Grove Village and Pleasant Village, issued a non-passing report and indicated it would be back in six months for a follow-up inspection.  WNC confirmed that Guardian had developed a plan to address all HUD’s concerns, hired crews to prepare for the next REAC Inspection and confirmed that work was being done.  Notwithstanding, on April 25, 2013 HUD issued its follow-up REAC Inspection report and again failed Grove Village and Pleasant Village. Immediately thereafter and without notice to the Partnership, Guardian elected not to pay the May 2013 mortgage payment thereby causing the lender to issue a default notice.  To prevent a foreclosure of Grove Village and Pleasant Village, WNC stepped in and purchased the loans from the lender.  Due to the condition of the properties, both physically and operationally, neither property was in a position to pay monthly mortgage payments.

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

September 30, 2015

As previously reported, by July 2013, WNC National Partners, LLC (“WNC”), the general partner of the Partnership, had filed a lawsuit against Guardian and its principals and had the Court appoint a receiver to take the day-to-day responsibilities for Grove Village and Pleasant Village away from Guardian.  Through protracted and detailed discussions with HUD and TDHCA, WNC commenced repair work at Pleasant Village to clear all the deficiencies.

As a result of WNC’s efforts and the expenditure of nearly $3 million, Pleasant Village passed the HUD REAC Inspection first in June of 2014 and again in May 2015.  As reported in prior communication, in January 2015 Grove Village was sold to a third party purchaser.  In April 2015, WNC successfully obtained Form 8609 from TDHCA for Pleasant Village.

In earlier communications, WNC informed the Limited Partners that the Internal Revenue Service (“IRS”) had conducted an examination of the Partnership for tax years 2007, 2008 and 2009 as it primarily related to the Partnership’s investment in Grove Village and Pleasant Village.  The IRS took the position that the tax credits had to be repaid for Grove Village and Pleasant Village for the years in question.  Since repair work on Pleasant Village had commenced, the Partnership appealed the IRS’ determination to pursue collection of the 2007, 2008 and 2009 tax credits to the United States Tax Court.

We are now in communication with the TEFRA and Exam Field Support Operation of the IRS that is calculating the adjustments and administering the tax notices to the Limited Partners for Grove Village.  At this time many of you have received tax due notices from the IRS for Grove Village to repay the tax credits that were taken and the interest thereon.  The IRS has indicated that if a Limited Partner does not receive a notice related to any of the tax years associated with the examination, it is likely because the credits allocated for that particular year were not used but rather rolled forward to be used in a future tax year.  Also, the IRS has indicted that they have sent out all notices for Grove Village and if a Limited Partner has not received a notice that they will most likely not receive a notice for tax years 2007, 2008 or 2009.

For those Limited Partners that did receive the tax due notice the amount required to remit to the IRS varies for each Limited Partner.  As example, if a Limited Partner did not use all or a portion of any year’s credit delivery then the amount due and owing the IRS for that Limited Partner differs from other Limited Partners that did use the tax credits.  If a tax due notice is received for any year beyond 2009, it is likely that it is the result of the taxpayer carrying forward tax credits from one of the years that was under examination.

Whether or not a Limited Partner was able to use all the tax credits as described above, the table below represents all the tax credits delivered to the Limited Partners by the Partnership per unit by year for Grove Village.  The credit amount does not include any interest.

2007 - $14.03
2008 - $20.62
2009 - $20.62

Based on IRS guidelines, WNC has calculated the interest based on the above maximum tax credits delivered to the Limited Partners whether or not a Limited Partner used those tax credits.  The interest per unit calculated is $11.80.  Enclosed herewith is a distribution check from the Partnership based on the above tax credit delivery from Grove Village.  As stated above, the interest charge associated with your investment may differ from the amount of the distribution.

September 30, 2015

As we have been reporting, the Partnership also allocated 2010 tax credits to the Limited Partners for Grove Village and eventually those tax credits will have to be paid back to the IRS with interest.  In as much as the IRS has not yet directed their attention to the 2010 tax year credit delivery, we will attempt to negotiate a more efficient method of recovery of the disallowed credits for that particular year.  At this time, we are unsure if the IRS will be agreeable to any such negotiation and it is quite possible the IRS will choose to calculate the adjustments and administer tax due notices for the 2010 tax year on their own.

Regarding Pleasant Village, WNC continues to challenge the IRS’ position that the tax credits for 2007 – 2009 should be repaid.  The matter is scheduled for trial in November 2015.  Pleasant Village has now received Form 8609.  Notwithstanding, there is no guarantee that the IRS or the Court will rule in the Partnership’s favor for tax years 2007, 2008 or 2009.  We will continue to keep you posted.

If you have any questions please do not hesitate to call Denim Mercado at (949) 236-8156.

Sincerely,

WNC National Partners, LLC
General Partner